CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 62 to Registration Statement No. 2-60836 on Form N-1A of our report dated May 25, 2017, relating to the financial statements and financial highlights of BlackRock Advantage U.S. Total Market Fund, Inc. (formerly known as BlackRock Value Opportunities Fund, Inc.) (the “Fund”) and Master Advantage U.S. Total Market LLC (formerly known as Master Value Opportunities LLC), appearing in the Annual Report on Form N-CSR of the Fund for the year ended March 31, 2017. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

January 25, 2018